04015660

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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[ANN]UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45692

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Nafinsa Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, Suite 665
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Gross (646) 495-5173
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

RECD S.E.C.
MAR 01 2004
555

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, John H. Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nafinsa Securities Inc , as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARGARET ADAMS
Notary Public, State of New York
No. 01AD 4776353
Qualified in Kings County
Commission Expires February 28, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nafinsa Securities, Inc.

Statement of Financial Condition

December 31, 2003

Nafinsa Securities, Inc.

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Stockholder of
Nafinsa Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Nafinsa Securities, Inc. ("Company") as of December 31, 2003. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nafinsa Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 11, 2004

Nafinsa Securities, Inc.

Statement of Financial Condition

December 31, 2003	
Assets	
Cash	$ **10,160**
Receivable from clearing (Note 1)	**417,712**
Deposit with clearing broker (Note 1)	**300,000**
Other assets (Note 3)	**27,829**
	$ 755,701
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses	$ 23,400
Commitments (Notes 1 and 2)	
Stockholder's equity:	
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	**1**
Additional paid-in capital	**7,756,056**
Accumulated deficit	(7,023,756)
Total stockholder's equity (Note 2)	732,301
	$ 755,701

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Organization

Nafinsa Securities, Inc. ("Company") is a wholly-owned direct subsidiary of Nafinsa Holdings Corp. (the "Parent") and an indirect subsidiary of Nacional Financiera, SNC ("NAFIN"). NAFIN is a Mexican development banking institution controlled, since its establishment in 1934, by the Government of Mexico. The primary objective of NAFIN is to strengthen and modernize small and medium-sized companies in Mexico's private sector in order to encourage the efficient production and distribution of goods and services through the private and public sectors of the economy. The Company has significant transactions with NAFIN.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company acts as an introducing broker engaging primarily in the sales, trading and distribution of sovereign and private sector securities of Mexico and other Latin American countries.

The Company does not carry customer accounts or otherwise hold funds on securities for customers and is, accordingly, exempt from the reserve requirement of SEC Rule 15c3-3.

Use of Estimates

In preparing the statement of financial condition in conformity with generally accepted accounting principles, management is required to make estimated and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

1. Receivable From and Deposit with Clearing Broker

The Company clears all customer transactions through another U.S. securities broker on a fully disclosed basis. Receivable from clearing broker represents amounts due from that firm.

The Company has agreed to indemnify its clearing broker for losses that may be sustained as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As part of this agreement with its clearing broker, the Company maintains a good faith deposit of $300,000, which is reflected in the statement of financial condition as deposit with clearing broker.

2. Net Capital Requirement

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was $691,472, which exceeded the required net capital by $591,472. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was .033 to 1.

3. Related Party Transactions

The Company enters into securities transactions with NAFIN in the normal course of business. As of December 31, 2003, the Company has a receivable from NAFIN for $8,000 which is included in other assets.

The Company maintains an Administrative Service Agreement ("Agreement") with the Parent. The Parent provides the Company with certain operational administrative services for which the Company is allocated its proportional cost.

4. Income Taxes

The Company is a member of a consolidated group for Federal income tax filing purposes. Accordingly, the Company has a Federal income tax sharing agreement with the Parent, which makes required payments on behalf of the Company. In general, under the terms of the agreement, the Company owes the Parent an amount equal to the Federal income tax computed annually on a separate company basis. At December 31, 2003, no amounts were owed to the Parent under the terms of the agreement due to the consolidated group's net operating loss ("NOL"). State and local tax returns are filed on a separate company basis.

At December 31, 2003, the Company has NOL carryforwards for Federal, state and local income tax purposes totaling approximately $7,058,000. The carryforwards are available to offset future taxable income and will expire during the years 2009 through 2022 if not utilized. For financial statement reporting purposes, a deferred tax asset of approximately $3,196,000 related to the NOL carryforwards has been fully offset with a valuation allowance, as the realization of this deferred tax asset is dependent on the Company generating future taxable income. The deferred tax asset and the corresponding valuation allowance decreased by approximately $149,000 in the current year primarily due to income earned during the current year and change in the statutory rate used to compute the deferred tax asset.

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Nafinsa Securities, Inc.
New York, NY

In planning and performing our audit of the financial statements of Nafinsa Securities, Inc. ("Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required

to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that the error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

BDO

BDO Seidman, LLP
Accountants and Consultants

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 11, 2004